EX-99.77J REVALUATN

Exhibit 77(j)(b) – Restatement of Capital Accounts

For the year ended December 31, 2007, reclassifications were recorded to decrease undistributed net investment loss by $98,085, decrease net realized loss by $496,132 and decrease paid-in capital by $594,217 in the Al Frank Fund.

For the year ended December 31, 2007, reclassifications were recorded to decrease undistributed net investment loss and paid-in capital by $23,532 in the Capital Advisors Growth Fund.

For the year ended December 31, 2007, reclassifications were recorded to decrease undistributed net investment loss and net realized gain by $18,198 in the Phocas Real Estate Fund and to increase net investment loss by $11, decrease net realized loss by $12 and decrease paid-in capital by $1 in the Phocas Small Cap Value Fund.

The reclassifications have no effect on net assets or net asset value per share.